UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549


                         FORM 10 - SB
                       AMENDMENT NO. 4


          GENERAL FORM FOR REGISTRATION OF SEURITIES
        OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


               INTERNET CULINARY CORPORATION
               FKA CAPITOL SILVER MINES, INC
             ---------------------------------
        (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                                      82-0277068
-------                                     -----------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

410 BROADWAY, 2ND FLOOR; LAGUNA BEACH, CA 92651
-----------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(949) 376-8565 (949) 376-8389 FAX
---------------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                 Common Stock - .001 Par Value
                 ------------------------------
                       (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

Internet Culinary Corporation, a developmental stage company ("Internet Culinary Corporation," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT


TABLE OF CONTENTS


Part I                                                4

Item 1.  Description of Business                      4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation                         7
Item 3.  Description of Property                     16
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders         16
Item 5.  Directors, Executives, Officers and
         Significant Employees                       17
Item 6.  Remuneration of Directors and
         Executive Officers                          19
Item 7.  Interest of Management and Others in
         Certain Transactions                        20
Item 8.  Legal Proceedings                           20

Part II                                              22
Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                         22
Item 2.  Recent Sales of Unregistered Securities     22
Item 3.  Description of Securities                   22
Item 4.  Indemnification of Directors and Officers   23

Part F/S                                             23

Item 1.  Financial Statements                        23
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure      24

Part III                                             24

Item 1.  Index to Exhibits                           24
Item 2.  Description of Exhibits                     24

Signatures                                           24

Part I

Item 1.  Description of Business

Internet Culinary Corporation, a developmental stage company (hereinafter
referred to as "the Company"    or "ICUL"    ), is filing this Form 10-SB on a
voluntary basis in order to make Internet Culinary Corporation's financial information equally available to any interested parties or investors. The Company was organized under the laws of the State of Idaho, May 16, 1967, as Capitol Silver Mines, Inc.

In September 1999 the Company changed its name to Internet Culinary Corporation and changed corporate situs from Idaho to Nevada. A copy of the Company's Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1. On September 9, 1999, the Company
acquired assets of Amazin Raisins through an asset purchase    from
Pacific Standard Financial Group,    ("PSFG"), an ongoing business. As a
corporate asset, Amazin Raisin, and its founder Jack Mazin, figures prominently in ICUL'S new endeavor. Mr. Mazin is the owner of an exclusive patent to flavor raisins and this exclusive right to use the patent is now available for exclusive use by ICUL.

   The Company changed its name to "Internet" Culinary Corporation because it intends to market its food products to a retail market via the internet as well as marketing to institutional and governmental clients in the more traditional sales methods. At this time there is no website available to view, however the domain name, internetculinary.com has been reserved from Internic, the International Domain Name Registration Company, and a website is under construction.

   ICUL     has been formed to manufacture and market a wide variety of food products, the most prominent of which are nutritional, naturally flavored
raisin snack food products    manufactured by     utilizing a patented
process.    While the Company has not yet had sales to date, Amazin Raisins did manufacture its raisin products in 1997 and shut its operations down at the end of 1997 due to a lack of equity capital required to meet its orders. The company expects to begin manufacturing again in the first quarter of 2000, specifically, March 1, 2000, and will manufacture flavored raisins through an internationally patented, intrusive flavoring technology, that flavors the fruit from the inside-out. There are no companies known to be manufacturing this product at this time as there are no other companies authorized to use the patented process.

   ICUL, FKA Capital Silver Mines, changed its business from mining to producing and marketing flavored raisins. This was done to switch the company from the capital intensive commodities oriented business of mining to the less capital intensive manufacture of flavored raisins. The company believes that the change in its business will reduce risk and increase profitability a manufacturing a low cost, easily marketed product.

   Other companies are involved in creating similar types of fruit products and offer competition in this area. Sun Maid, for example, a California-based grower and marketer of raisins, presently produces several varieties of flavored dried prunes (under the brand "Sun Sweet") which involves placing a coating of flavor on the fruit. The management of ICUL believes that if the original flavor can be removed before adding another flavor it is a better product. Therefore, the coating processes are believed to be inferior as the flavor coating does not remove the flavor of the prune (fruit) and therefore
cannot completely mask the flavor of the original fruit    .

The patented process of raisin flavoring involves the use of citric acid to
remove the raisin flavoring and    inserts     the substitute flavoring inside
the raisin through the tiny holes in the skin of the raisin created by the citric acid process.

   The Company believes that a raisin which has a different flavor will be highly accepted by the market place. The product is a natural flavor, not mixed with raisin taste, easy to package and ship. Consumers should want to purchase "Amazin Raisins" as it is a natural alternative to sugar and glucose products which are predominate on grocery and other retail food shelves.

   The developer of this process is Mr. Jack Mazin, the founder of Amazin Raisins. Mr. Mazin's involvement at this time is necessary to the growth and profitability of this endeavor and to lose him would be a set back to the company.

   PSFG was the prior owner of the Amazin Raisin assets. Assets of Amazin Raisin were purchased by the Company from PSFG in an asset purchase agreement negotiated in September, 1999. Mr. Mazin owns 2,451,900 shares of rule 144 stock and will be the President of the Canadian subsidiary to be formed to manufacture the Amazin Raisin products. The Company is negotiating a long term employment and management contract with Mr. Mazin and he is expected to run the day to day operations of the Canadian manufacturing facility where the "Amazin Raisins" brand of products are to be manufactured. The employment agreement is expected to be signed prior to the beginning of manufacturing in March, 2000.

The    patented process of flavoring the raisins (which was applied for and received in 1993 and runs until February 23, 2010 and is renewable) substantially removes the raisin flavor from raisins and substitutes the natural flavor of other fruits. This flavoring can be of one fruit, or a combination of fruits in each raisin.

   Although other firms have processes to produce flavor-coated raisins, ICUL, through this patented process, is the only known firm, at this time, that has the use of the process to remove the raisin flavor, and replace it using all natural ingredients. If a similar process is developed prior to the running of the patent period, it might cause the Company to suffer some economic loss, however, it is expected that the market could sustain additional competition.

   The management of ICUL plans to exploit the patented process to develop a large portion of the worldwide fruit-flavored and chocolate-covered fruit-flavored raisin market though an aggressive plan of advertisement, expansion, and international licensing agreements.

   With the use of the patented
process and production and marketing plan, ICUL has the expectation of becoming a major snack food provider.

   As a background, the process through which the raisins (and any dried fruits) are flavored were developed by the founder of Amazin Raisins over a decade ago who had an affinity for dried fruit products. He began his efforts by investigating the prospect of producing dried cherries, a generally unavailable commodity due to the high costs of removing the pits. The initial product was exceptional, but the costs associated with producing large runs of dried cherries were prohibitive. The founder then began deliberating the production of flavored raisins.

Mr. Mazin hired a food science research team to develop a process to produce
flavored raisins.    Samples that had all the promising characteristics
(texture, moisture, sweetness) for consumer consumption were submitted to the team for testing. A large-scale production process had to be developed because such a facility had never been developed before with the express purpose of turning out large quantities of flavored raisins. Without this large scale production process, the company would be unable to produce the quality of product necessary to make profit.

   Mr. Mazin estimates that he has spent over Two Hundred Thousand ($200,000.00 CND) Canadian Dollars in research and development which has lead to the development and patenting of a method to produce in volume, fruit flavored raisins and chocolate-covered fruit flavored raisins, from which the raisin taste has been substantially extracted and replaced with another flavor. The company and its shareholders will benefit from this research and the use of the patent.

   While other companies have attempted to produce flavored raisins by coating them with sugar or flavoring ICUL, in removing the original flavor rather than merely "coating" the fruit with flavor is the only firm that has been successful in removing the original flavor. The company is presently capable of producing raisins with the following flavors: lemon. orange, pineapple, strawberry, banana, peach, raspberry, and cherry

The raisin production facility, at present, employs 10 full time employees, with no seasonal impact. The Company expects to employ 200 employees by December 31, 2001.

   The Company understands that there are certain risks specific to the snack food industry. The success of the raisin product will rely heavily on consumer acceptance of the new product. The Company is relying on the fact that raisins, both natural and chocolate-covered, have been an accepted and well bought snack food for a very long time and if consumer acceptance drops, the product would suffer.

If the supply of raisins were to become unavailable, the raisin product would suffer, although the patented process will work with other fruit. That would cause the company to revamp its raisin process which might cause the company's production to suffer until a substitute fruit could be developed.

There is always a threat of contamination to any product which is produced for mass consumption in the manufacturing process or even in the packaging and transportation process. However, ICUL believes it has a safe process to produce the fruit and deliver it in an uncontaminated state. The Company's products fall under the auspices of the Food and Drug Administration of Canada and the United States and under the careful control of this powerful agency,
and the Company meets all standards of the industry    .

At this time, the Company    through its president, Tom Reichman,     is
finalizing negotiations with the Province of New Brunswick wherein the
Province will finance    Five Hundred Thousand ($500,000.00 CND) Canadian
Dollars     to the Company and secure the loan with certain machinery and equipment owned by the Company.  The Company is also finalizing negotiations
with the Province of New Brunswick wherein the Province will fund a     One
Million, Five Hundred Thousand ($1,500,000.00 CND) Canadian Dollars
revolving line of credit to finance the growth of the Amazin Raisins line of products. The Company must sign the Agreement with the Province and guarantee
the loans,    or the loan will not be approved.

   The funding will be used to
manufacture a fresh line of samples, stock the warehouse with inventory, hire line employees and pay for advertising as well as to ramp up production.

   On September 9, 1999, Amazin Raisins assets ("the Assets") were acquired by the Company from PSFG who had previously acquired the assets of Amazin Raisins. The acquired assets consist of a long term lease, raisin manufacturing machinery and equipment, as well as sample inventory and goodwill.

The company acquired the assets from PSFG for Five Million (5,000,000) shares of Rule 144 stock, a One Million ($1,000,000 CND) Canadian Dollar credit facility and an installment payment of Seven Hundred Fifty Thousand ($750,000.00 CND) Canadian Dollars. The Company additionally agreed to form a subsidiary to manufacture flavored raisins in Canada and to hire Jack Mazin to manage the operation. The $750,000.00 installment payment is due upon funding of the credit facility which is expected to occur in March, 2000.

Item 2.  Management's Discussion and Analysis
         or Plan of Operation

   The company recognizes that there is substantial doubt about its ability to continue as a going concern. Later discussion in this disclosure statement indicates that at this time there are no customers, no suppliers or outlets and competition in the Snack Food Market. Further, the success of the Company will be determined on its ability to obtain the finances necessary to acquire the additional equipment and employees needed to make the Company a going concern.

The Company anticipates that the loan it is negotiating with the Province of New Brunswick will allow the Company to purchase the necessary inventory and add the needed line employees. In depth analysis of the available market outlets as well as the needed supply of raisins leads the Company to believe that the customers and suppliers are available. Further, the size of the Snack Food Industry is indicative that a product made with raisins will have the market necessary to support the Company's projected sales. Elsewhere in this statement are details outlining specific marketing and promotion ideas which will assist the Company in overcoming its immediate lack of customers, supplier, etc.

   An in-depth production process has been developed to facilitate the manufacture of flavored raisins, enabling an end product that is both appealing to consumers and sufficiently durable for widespread distribution. The following describes the basic process utilized by the Company to produce the product.

Sun-dried raisins are bought from outside channels and enter into the production process. The raisins are then moved into the Citric Acid Process, which treats the raisins in a special manner to substantially remove the raisin flavoring from the raisins. In addition, this process creates small holes in the skin of the raisins. The materials are then moved into the next phase: the Flavoring Process. The raisins are then coated by all natural fruit flavoring. This flavoring coats the raisins, but unlike other competing processes, it also enters the inside of the raisins through the small holes created by the Citric Acid Process. Once the raisins are flavored, they are moved to the packaging phase, and then distributed to the various channels cited later in this plan.

The basic raw materials needed to complete the finished boxes of the Company are:

Seedless Sun-Dried Raisins
Citric Acid
All Natural Flavors
Webbing (Packets) for Individual packets
Cylindrical and ziplock-type containers for Family Packs
Cardboard Grocery Boxes / Display Boxes
Corrugate Cases
Glue Stretch Wrap
Packaging Tape

In order to facilitate the construction of this unique process of production, the Company upgraded its facility in many ways. The following is a summary of these upgrades:

Flavoring Lab
Plant Heating
Water Heating
Propane System
Electrical Modifications to Entrance and Electrical Room
Mechanical Shop Modifications
Air Compressor Room Modifications
Packaging Room Modifications
Various Tools Purchased to Build Custom Machines
Computer System
Quality Assurance Lab to Ensure Safety and Consistency in
Every Shipment

A computer drafting technician was hired in April of 1996 to aid Mr. Mazin in designing the semi-automatic custom production line. This led to a new computer system being purchased to facilitate the Computer Aided Design
software and algorithms.     Through extensive testing, this system is
believed to be Y2K compliant.

Office management created specialized operating forms that are used by
operators on the    production     line to ensure that all production is being
performed under the required standards. All levels and stages of production are scrutinized at all times and testing occurs at set intervals to greatly facilitate the production of defect-free products. Quality control occurs on both an internal and external basis: the process of production is constantly being examined to further reinforce the production of a quality product, while frequent testing allows for minimal returns of bad products and points the way towards possible inadequacies in the production process- Production variables are collected and stored in a database to aid in the research and development of future products and processes.

The current facility has two manufacturing lines and one packaging machine to service the product demand. For the purpose of capacity, the following relationship is standard towards utilizing the equipment on a one-shift basis (or eight hour day):

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

[8 hour periods -2 lines] =25,400 packets per hour
[25,400 packets per hour] x 8 hours = 203,200 packets per day
[203,200 packets per day] x 22 days = 4470,400 packets per month
[4,470,400 packets per month] x 12 months =53,644,800 packets per year

For each additional two lines established, the capacity increases upon the basis of the relationship mentioned above for the purposes of these projections, it is assumed that the capacity of the plant will increase in relation to the machinery and equipment purchases illustrated in the above diagram.

   Year 2000 Compliance

   The Company has examined the upon coming potential problems associated with the Year 2000 issues, or "Millenium Bug." In reviewing what types of problems might arise at the turn of the century, it is speculated that the computers used in the manufacturing process might be effected. However, the programs which will run the computers are newer versions of software which are not "time clock" sensitive and in testing, have proved to be compliant with the millenium change. In the event any computers on hand might fail, and because the operation is not expected to begin until the first quarter of 2000, specifically, March 1, 2000, it is anticipated that any problems will be taken care of by the purchase of new computers or reworking of the programs at a date after the turn of the century. At the present time, 1/5/00, there has been no recorded problem with Y2K.

One problem which would effect the Company's ability to produce the raisin products might arise if the countries from which the fruit or chocolate materials suffer from the Year 2000 problem. In this event, it is anticipated that there would be enough product available through local providers to produce the product. If the local providers were not able to provide the natural product and the stock on hand ran out, the Company would suffer until enough product could be procured.

Current and Pending Customers

   The Company has no firm contracts at this time. Until such time as production begins and samples become available there are no pending or current customers.

The following list represents a current pool of potential customers who have expressed some interest in receiving samples once they are available

Grocery and Convenience Stores:    For example:
        Seven-Eleven Stores
        Ralphs
        Lucky
        Vons
        Krogers
        Safeway, etc.

Family Packs:    For example:
        Costco
        Sam's Club
        Wall-Mart
        Sarah Lee
        Entanmen's, etc

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

Airlines:
There has been a    conversation going with United Airlines who orally have
indicated they might be willing to place an order once samples are available for market testing order.

   Potential revenue from licensing and royalties is anticipated due to casual
inquires to Mexican and German(EEC) marketers.     Management believes that
there are additional potential licensing opportunities in Japan, Hong Kong, China, Taiwan, Central and South America, and other non EEC countries.

To support the management staff and to facilitate interaction between management and front line operations, a number of office employees will be hired to enhance the efficiency of the Company's operational structure.

   The beginning date for sales and manufacturing is anticipated to be the first quarter of 2000, and more specifically, March 1, 2000. It should be noted that the production schedule calls for the addition of a chocolate covered, flavored raisin to being in the 23rd week after production begins. The following is a list of the required positions and the anticipated times at which they will enter.
[At all times, "Year 1" will refer to the anticipated start date of March 1, 2000]:

Year l

Two Clerical Employees in Week 1
Repairs and Maintenance Department Manager in Week 9
Two Clerical Employees in Week 10
Two Repairs and Maintenance Workers in Week 23
Two Clerical Employees in Month 7

Year 2

Two Clerical Employees in Month 1

Year 3

Two Clerical Employees in Month 1

   It is anticipated that ICUL will face considerable demand for its products due to the nature and size of the snack food market which is reported by the Snack Food Industry to be over Five Hundred Million ($500,000,000) Dollars strong and the fact that the main product is a derivative of an already
popular food, Raisins.     Therefore, the proper scaling-in of direct labor
employees and supervisors is crucial to the growth of the company. For each shift on a pair of Production Lines, there is a need for ten employees and two supervisors. Each pair of Production Lines are purchased three months in advance of implementation. One week in advance of production, the required employees are brought in for training. Two shifts will be implemented before the purchase of additional Production lines. For every $302,768 in weekly Original sales, ten employees and two supervisors are required per shift. For every $355,600 in weekly Chocolate sales, an additional ten employees and two supervisors are also required per shift. Monthly figures are $1,332,179 and $1,564,640, respectively.

Year 1

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

Week 1 - Five Line Employees and One Supervisor
Week 2- Five Line Employees and One Supervisor
Week 14- Ten Line Employees and Two Supervisors
Week 22- Ten Line Employees and Two Supervisors
Week 23 - Ten Line Employees and Two Supervisors
Month7- Ten Line Employees and Two Supervisors
Month 8 - Ten Line Employees and Two Supervisors
Month 9 - Ten Line Employees and Two Supervisors
Month 11 - Twenty Line Employees and Four Supervisors

Year 2

Month 2- Ten Line Employees and Two Supervisors
Month 4- Ten Line Employees and Two Supervisors
Month 6- Ten Line Employees and Two Supervisors
Month 8- Twenty Line Employees and Four Supervisors
Month 10- Ten Line Employees and Two Supervisors
Month 11- Ten Line Employees and Two Supervisors
Month 12- Ten Line Employees and Two Supervisors

Year 3

Month 2- Ten Line Employees and Two Supervisors
Month 3 - Ten Line Employees and Two Supervisors
Month 5 - Twenty Line Employees and Four Supervisors
Month 7 - Ten Line Employees and Two Supervisors
Month 8 - Ten Line Employees and Two Supervisors
Month 9 - Ten Line Employees and Two Supervisors
Month 11 - Twenty Line Employees and Four Supervisors

   The production plant is now located in the town of Athoville, in the
Province of New Brunswick, Canada.      The management of the Company plans to
employ a labor force from the local area as well as the surrounding communities, to fill the necessary positions.

Additionally in the upper management and production sectors in the company, the management will actively recruit individuals that will further the management's already considerable knowledge and experience base in the food products industry. As the plant evolves its production schedule, additional employees will be needed to facilitate the marketing, manufacturing, shipping, and management of the operations.

Market Information

   According to figures available from the Snack Food Industry, the snack food retail market is in the vicinity of Five Hundred Million ($500,000,000) Dollars. It is anticipated that the market for flavored raisins will be a percentage of this number and may well be a substantial amount, in that raisins are a natural and healthy snack food, with fructose occurring naturally in the fruit as compared to other types of snack food with artificial flavoring and added sugar. At this time there is no other known product which has the consistency of a raisin, the vitamins and nutrition value of a raisin and the true flavor of any other fruit without the taste of the raisin coming through. Because the company is the only one using the Mazin patent to produce this product the company is of the opinion that it is essentially creating its own industry. Because of the size of the Snack Food

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

Market already in place, and the fact that the product is a derivative of an
already accepted fruit,     management believes that there is an extensive
market for the products in North America.

   The following is a list of some of the potential outlets for companies
sales    :

Grocery stores - fruit snack category and Family Packs
Convenience stores - single unit packages and Family Packs
Vending machines - single unit packages
Institutional use - schools, universities, government facilities, etc.
Airlines - single unit packages
Industrial - seasoning and flavoring processes

   Management believes that the flavored raisin products provide a healthy alternative to candies and sugar-added snacks. Raisins are naturally sweetened with a naturally occurring sugar known as fructose. Removing the flavor from the fruit does not remove the fructose and therefore, no additional sweeteners or sugars are added to the product by the process. Possible competing products could be fruit roll-ups, fruit-flavored snacks, raisins, and other fruit products. Further, the companies chocolate-covered flavored raisins would compete with the sugar-added products mentioned herein.

Suppliers

   The Company has no direct suppliers at this time. In looking at where the necessary raisins might come from, research indicates the following:

California produces between 500,000 and 600,000 tons of raisins per year. Australia and Chile each produce approximately 400,000 tons of raisins annually. The Mid-Eastern nations, particularly Turkey, are responsible for the production of 200,OOO tons of raisins per year.

   It is anticipated by Management that     a majority of the raisins
purchased by the Company will originate from Australia and Chile. Due to the large number of raisin producers, and the relative lack of consolidation within the raisin industry, the Company will be able to obtain the raw materials necessary to facilitate the fulfillment of the company's mission.

Customers

   At this time, the Company has no customers. The segment of the market that will be initially targeted is the Snack Food market. The next target will be Family Pack sales to large-scale distribution channels, such as grocery stores, retailers, and convenience stores, described above. The raisins will be marketed as a healthy alternative to sweets, and are expected by management to be extremely popular due to the nature of the flavored food which the company will supply. ICUL intends to produce a high quality product through its patented process and believes it is in a very favorably position in this industry due to the fact that it is essentially the only supplier of this type of product because of the exclusive patent held by the company.

In addition, another market for flavored raisins that will be vigorously approached is the cereal and baked goods producers. These companies can greatly diversify their product lines with flavored raisins with minimal modifications to their current production processes.

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

Competition

   Although other companies have flavored fruit and/or raisin products, none have been able to produce the results that the Company has accomplished via the patented process. The competitors only coat the fruit with a flavor. Due to the patent, and the effectiveness of its process (currently the only known method which removes the raisin flavor and replaces it with fruit flavoring), ICUL does not believe it has competitors that can produce a similar product. This is not to say that the companies that are in this market don't compete for the same consumer, only that the product the Company will produce is different from that which is available from the competitors at this time.

External Variables

None

Governmental

The Company's products fall under the auspices of the Food and Drug
Administration of Canada and the United States (the "Agencies").    The
agencies require the Company to place a statement on the package regarding the "Nutrition Facts" of the product. The agencies have approved the packaging for Amazin Raisins which states,
Serving Size: 1oz (28g)
Servings: 1
Calories: 84
Fat Cal.: 0
Total Fat: 0g
Sat. Fat 0g,
Total Carbohydrate: 21g
Fiber: 2g
Sugars: 20g
Protein: 1g
*Vitamins: Vitamin A, 0%; Vitamin C, 0%; Calcium 2%; Iron 4%.
*Percentage of Daily Values (DV) are based on a 2,000 calorie diet.
Ingredients: Sun-dried seedless raisins, Citric Acid, Natural Flavors.
"Citric Acid" is a natural ingredient derived from food products.

Legislative

An external benefit is the North American Free Trade Agreement, which will facilitate materials procurement and product distribution by the reduction of tariff and other trade protocols that interfere with intercontinental trade practices.

Economic

Raisins are a commodity and are a by-product of grapes. Grapes are utilized first as wines, second as table grapes, and third to produce raisins. At the
completion of year three    in the companies plan of production listed
above    , an estimated cumulative total of 43,000 tons of raisins will have been consumed for production purposes, with an average of 2,294 tons per month
during year three alone.    Based on these significant demands, multinational
purchasing agreements will be a necessity for the company to ensure the growth of the company and the viability of the company. As discussed elsewhere in this document, the Company anticipates having purchase agreements with specific suppliers. As soon as financing is complete, the Company anticipates meeting with suppliers and putting agreements into place. However, at this time, there are no agreements in place.

Conclusion

   ICUL's use of a unique and patented process has facilitated the creation of a new division in the Snack Food industry. The company believes that flavored Raisins will be in demand in large amounts, and the duration of the patent which will be used by the Company gives it a key advantage in this arena. The patented process of flavoring the raisins which was receive in 1993, runs
until February 23, 2010 and is renewable.     An aggressive program of sales,
promotion, and licensing will reinforce ICUL's position at the forefront of this dynamic new segment of the Snack Food industry.

Strategy

When Jack Mazin first began the development of the product as it exists today, he recognized the multi-dimensional marketing potential that this product line is capable of. The manufacturing process entails a high degree of custom-made machinery, thereby enhancing the flavoring of the product. The company envisions worldwide market penetration through its own marketing efforts in conjunction with its licensing arid royalties efforts.

Marketing Strategy

It is the company's intent to market its products in North America within the following distribution channels:

Individual Flavored Raisin Packets - a packet consists of one ounce of
flavored raisins.    It is anticipated that these packets will be distributed
via the following channels:

Airlines
Airline Terminals
Convenience Stores
Grocery Stores
Theme Parks
These packets will be distributed in packs of ~ twelve, or twenty-four.

Family Packs - these Family Packs hold 1/2, 1, or 2 pound bundles of raisins. Raisins will be packaged in cylindrical containers and Zip-lock-type bags.

Distribution    is anticipated to be     among the following channels:

Grocery Store Retailers,    such as     Sam's Club, Price/Costco, Wal-Mart
Convenience Stores, Seven Eleven, AM/PM, Pink Dot    , and others to numerous
to mention    .

Ancillary Markets
Flavored raisins     are anticipated to be     distributed in mass quantities
to the following channels:

Cereal Producers
Baked Goods Producers
Institutional Markets,    such as:
     Schools
     Universities

     Government Facilities

   Advertisement

The proposed operating budget of the company allocates 20% of gross revenues for advertising. Effective the first quarter of operations, development of a comprehensive strategy of consumer advertisements in the form of Grocery Tear Sheets and Discount Coupons for selected retailers will commence to enhance the name brand recognition of the flavored raisin product and the name of ICUL.

Joint Ventures

There are none at this time.

Licensing Agreements

    There are no Licensing Agreements at this time

Three Year Plan

The current and projected capacity for the first three years will incorporate capital expenditures for machinery and equipment of approximately Seven
Million Sixty-five Thousand (7,065,000 CND) Canadian Dollars.    According to
the companies projections, the first year's expenses should be approximately Two Million ($2,000,000.00 CND) Canadian Dollars. The company anticipates that the money received in the negotiations with New Brunswick, Canada, will be sufficient to get the company up and running. An additional Four Hundred Forty-seven Thousand Canadian Dollars is to be placed into the company by the President of ICUL, Mr. Tom Reichman to assist with any new expenses in the first year. The only outstanding indebtedness at this time is approximately One Hundred Thousand Dollars Canadian, which was incurred at the time the company was initially established.

At the completion of the second year, a determination will be made where to build a supplemental facility; the leading choices are Canada or the central United States. Sales volume and location of major customers will be among several determining factors.

Future Products

Research and Development will begin within the first six months of operations
   (First Quarter of 2000, or more specifically, March 1, 2000)     and will
incorporate a number of findings from the studies garnered from the production process. With the additional flavors that are under development and variations
upon the patented process    an even more solid     diversified product base
will be established. One of the many avenues that Research and Development will target is a yogurt flavoring for the raisins. Yogurt products will provide a product with a higher moisture content and high relative durability. Since the company's current position is based upon technological innovations, it will continue to support an aggressive Research and Development program to remain ahead of the competition and in-step with consumer demands.

Conclusion

Internet Culinary Corporation has made the commitment to excellence in the food products industry by utilizing a number of distinct advantages. The Mazin patented process is currently the only effective means of producing fruit flavored raisins and the duration of the patent positions the company at the forefront of this dynamic new industry. Anticipated widespread demand of fruit flavored raisins is expected. The ability to increase capacity to meet demand is enhanced by the expectation of future worldwide licensing and royalty agreements that will positively impact the firm's profit structure, and contribute to the establishment of Internet Culinary Corporation as a brand name in the food products industry on a global scale into the next decade.

The Company    will pay     for a $2,000,000 key man insurance policy for Jack
Mazin, the beneficiaries of which are $1,000,000 for Mr. Mazin's wife and $1,000,000 for the Company.

Item 3.  Description of Property

The Company leases a 32,000 square foot raisin manufacturing facility located in the town of Athoville, in the Providence of New Brunswick, Canada for Four Thousand One Hundred Twenty-five ($4,125.00 CND) Canadian Dollars. The lease is a "gross" lease with no rent increases. (A gross lease means the landlord pays the taxes, maintenance and insurance.) The lease term is for five years beginning October 30, 1999 and expires October 29, 2004 plus a five year option to extend.

The Company also holds a lease, occupying 2,000 square feet of a 5,800 square foot office building in Laguna Beach, California. The lease term is 3 years beginning September 1, 1999 and expires August 31, 2002. The rent is $1.85 Triple Net (NNN), with a yearly increase of 4%. (NNN means the tenant pays
taxes, maintenance and insurance),    as well as a 350 square foot Corporate
Headquarters Office in a new office building in south central Las Vegas,
Nevada    .


Item 4.  Security Ownership of Management and Others and
         Certain Security Holders

The following table sets forth information, to the best knowledge of the Company as of October 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, and the officers and directors of the Company.

Name and Address of               Amount of
Beneficial Owner                  Ownership

Brett Salter                      5,000,000
Address unknown

Jack Mazin
36 German Mills Road
Thornhill, Ontario, Canada        2,451,900
                                  Rule 144 Stock

Pacific Standard Financial Group, Inc.
711 S. Carson Street, #4
Carson City, Nevada 89701         2,501,800
                                  Rule 144 Stock

The ultimate beneficial owner of PSFG is:

Mark Roser
711 S. Carson Street, #4
Carson City, Nevada 89701

There may be other beneficial owners of PSFG not known to the Company, however, the Company is informed by Mr. Roser that no one person at PSFG owns 5% or more of the ICUL stock.

Item 5.  Directors, Executives, Officers and Significant Employees


                                        POSITIONS HELD
NAME                                    WITH THE CORPORATION
--------------------                   ----------------------

Tom Reichman                            President, CEO
                                        Director
Stephen Reeder                          Vice President,
                                        Secretary & Director
Bob Coberly                             Treasurer & Director
Scott Brake                             Assistant Vice
                                        President & Director
Kevin Grace                             Director
Stacy Freidman                          Director

   Resumes of Offices/Directors

Tom Reichman: President, CEO, and Director

Mr. Reichman brings 40 years of business experience to the Company. A former Marine Captain and the founder and former president and CEO of Scandia Down Corporation, where he oversaw the building of a $100,000,000 per year international company. In addition, between 1994 and 1999, Mr. Reichman has served in numerous corporate posts, including his post as special consultant to Fortune 500's General Electric in its American Space Satellite Division.

Stephen Reeder: Vice President, Secretary and Director

Mr. Reeder brings 30 years of business experience to the Company. Mr. Reeder is an expert in institutional financing and will concentrate his efforts in finance and investor relations. From 1994 to 1999, and prior to joining the company, Mr. Reeder owned Pacific Gold Mortgage, a financing company specializing in real estate and business finance.

Bob Coberly: Treasurer and Director

From 1994 to 1999, Mr. Coberly specialized in the structuring of institutional real estate investments for a diverse base of clients. Mr. Coberly's duties will be the structuring and finance of the Company's ongoing acquisition of companies.

Scott Brake: Assistant Vice President and Director

From 1994 to 1999, Mr. Brake has owned his own business that specializes in the acquisition of international goods for sale throughout Southern

California. Mr. Brake will consult to the Company on international issues and the structure of corporate acquisitions.

Kevin Grace: Director

From 1994 to 1999, Mr. Grace served as a consultant to the Extreme Sports industry and most recently as president of QUADX Sport. Mr. Grace will serve in an advisory role to the Company and attend Board meeting, but will not serve in any day to day functions.

Stacy Freidman: Director

To the best of the company's knowledge, Ms. Friedman has served as the corporate secretary from 1994 to 1999 to Mr. Brett Salter. The Company and its other officers and Directors are engaged in litigation with Mr. Salter and has scant information on Ms. Friedman

Further, Internet Culinary Corporation's management team will be made up of top-flight professionals in their respective job classifications. This competent group will be responsible for the operations of ICUL and work toward furthering the mission of the company.

   "Amazin Raisins" was not a merger company. The certain assets of Amazin Raisins, such as machinery and equipment were acquired by Pacific Standard Financial Group, Inc., who sold these assets to Capital Silver Mine, Inc.("CSVM"). CSVM changed its corporate base of operations to Nevada and changed it's name to Internet Culinary Corporation ("ICUL"), to reflect the new type of operation. "Amazin Raisin" was an important acquisition for the company and as important was the management team who was to come with the asset.

   One of the important members of the team is Mr. Jack Mazin, whose patented process makes the production of "Amazin Raisins" possible. For this reason, as well as the fact that he is to be the president of the Canadian subsidiary that manufactures the flavored raisins, his resume is herein included.

Jack Mazin:  President, Canadian Subsidiary

Jack Mazin is the founder of Amazin Raisins. The Company is negotiating a long term employment and management contract with Mr. Mazin, wherein Mr. Mazin will run the day to day operations of the Canadian manufacturing facility where the
"Amazin Raisins" brand of products are manufactured.     Mr. Mazin's
management experience began in 1978 when he was employed at Goldcrest Furniture. Mr. Mazin, following an aggressive plan of sales expansion and grew Goldcrest from a Nine Million (9,000,000 CND) Canadian Dollar company to a Thirty Million (30,000,000 CND) Canadian Dollar company in less than ten years. Mr. Mazin's offshore buying program in the Far East solidified Goldcrest's position as the first Canadian manufacturer to successfully bind melamine to particle board for case good production.

In 1988, Mr. Mazin left Goldcrest to establish the Canadian-Moroccan Chamber of Commerce and facilitated a number of trade deals between the two countries over the course of his employment at this location.

Also in 1988, Mr. Mazin formed RDI (Royal Domain Incorporated) and pioneered the Internet Culinary Corporation Concept. Mr. Mazin's experience in the manufacturing industry as well as his background in international trade will greatly benefit the company and its future endeavors.

   While the company has not yet commenced producing amounts for commercial sales, it has made trial production runs and has determined that a certain number of people are necessary to perform the required management duties of this operation. The following is a list of the required personnel, and the times at which they will enter:

Year 1

President and Vice President of Sales in Week 1
Human Resources Director in Week 12
Lab Technician in Week 13
Advertising Manager in Week 23
Sales Manager, Comptroller, and Purchasing Manager in Month 7
Production Manager in Month 9
Vice President of Manufacturing in Month 10

Year 2

Senior Chemist in Month 3
Chief Operating Officer in Month 6
Chief Financial Officer in Month 6
To support the management staff and to facilitate interaction between management and front line operations, a number of office employees will be hired to enhance the efficiency of Internet Culinary Corporation operational structure. The following is a list of the required positions and the times at which they will enter:

Year l

Two Clerical Employees in Week 1
Repairs and Maintenance Department Manager in Week 9
Two Clerical Employees in Week 10
Two Repairs and Maintenance Workers in Week 23
Two Clerical Employees in Month 7

Year 2

Two Clerical Employees in Month 1

Year 3

Two Clerical Employees in Month 1

   Item 6.  Executive Compensation

The Company is currently (as of December, 1999) negotiating Jack Mazin for a long term Employment Agreement. His annual salary is expected to be Ninety-six Thousand ($96,000) Dollars plus an automobile allotment of Six Thousand ($6,000.00)Dollars per year.

The Company is currently (as of December, 1999) negotiating with Mr. Reichman for an employment agreement and his annual salary is expected to be Ninety-six Thousand ($96,000) Dollars plus an automobile allotment of Six Thousand ($6,000.00)Dollars per year.

No other officers or directors are to receive salaries.

Jack Mazin and Tom Reichman are negotiating a stock bonus incentive plan which would pay them yearly bonuses in rule 144 stock equal to 1.4 times Amazin Raisins Profits. Neither have yet to sign this stock bonus plan but are expected to sign an agreement that incorporates the above referenced stock incentive package some time in early 2000.

The other officers and Directors are either not compensated with stock or are negotiating contracts.

Item 7.  Interest of Management and Others in Certain Transactions

There are no conflicts of interest, self dealing, or contracts (other than employment contracts) signed between the company and principals of the company, and there are no loans made by the company to any officers or directors.

Item 8.  Legal Proceedings

   Brett Salter as a shareholder in the corporation on November 22, 1999 filed a personal suit and a derivative shareholder's action against the corporation and its board of directors and officers in the matter of Brett Salter, an individual, on his own behalf and derivatively on behalf of Capitol Silver Mines, Inc. v. Mervyn Phelan, et al., United States District Court for the Central District of California, Santa Ana Division, Case No. SA CV 99-912 AHS
(Eex) in which Salter alleged a violation of Section 10(b) of the Securities & Exchange Act of 1933, as amended, [the Act] in that he claimed the defendants caused 2,795,000 shares of stock in the corporation pursuant to Section 504 of Regulation D of the Act to be issued that were illegally issued, and even if they were legally issued, the corporation received no consideration when the shares were sold, that thereafter, the defendants embarked upon a scheme to manipulate the market in the shares by wrongfully exercising control of the board of directors of the corporation, switching stock transfer agents, changing the ticker symbol and selling additional shares into the market.

The complaint sought unspecified compensatory and exemplary damages against all defendants including the individual members of the board of directors of the corporation and its officers. It further sought an injunction to prohibit the issuance, sale, transfer or other disposition of the disputed shares and sequester of any proceeds from the sale of those shares.

The corporation denied any wrongdoing, and secured legal opinions that the disputed shares were properly issued and counter-sued that the shares were sold to investors for consideration with the proceeds initially being paid into an escrow and then being disbursed to the corporation as required by law. A portion of the shares were sold into the market by the original purchasers and the proceeds from those sales went into an escrow. The escrow holder filed an interpleader action and has paid a portion of the sale proceeds into the Clerk of the District Court because Salter contended that rather then the proceeds belonging to the shareholders, the proceeds belonged to him. The shareholders whose proceeds were paid into the Court have likewise, filed an interpleader action claiming ownership of the proceeds. The corporation claims no interest in the proceeds.

The corporation denied that it did anything improper when it changed stock transfer agents or changed its name to more properly reflect its business resulting in a change of the ticker symbol to reflect the name change to Internet Culinary Corporation with a ticker symbol ICUL. No additional shares have been sold into the market as charged in the complaint. The corporation has issued securities which are restricted pursuant to Section 144 of the Act as more fully and completely discussed in Part II, Item 2.

Background of the Dispute:

The dispute arose on June 4, 1999 when Salter, who then controlled two of three members of the board of directors of the corporation caused its executive committee of two of those members to meet and cancel the disputed shares, caused the then corporate counsel to put an administrative hold on all of the disputed shares with the then stock transfer agent and filed suit on July 19, 1999 both individually and in the name of the corporation seeking an injunction to prohibit the issuance, sale, transfer or other disposition of the disputed shares and sequester of any proceeds from the sale of those shares. The cancellation of the shares by the executive committee of the board was accomplished, and the stock transfer agent informed of the cancellation even though the executive committee was not authorized to make such a determination under the by laws of the corporation as they then existed, refused to honor the certificates. As a result, the corporation contends that the action by the executive committee was without effect and the information given to the stock transfer agent by then corporate counsel was done in an attempt to improperly interfere with the regular transfer of shares in the corporation.

On September 3, 1999, the chairman of the board of directors called a meeting of the board and at that meeting, the board, pursuant to the bylaws, increased the number of board members from 3 to 5, elected new board members and new officers, resolved to dismiss the complaint brought by Capitol Silver Mines, Inc., against all defendants and authorized the employment of a new stock transfer agent. On November 22, 1999 the complaint of Capitol Silver Mines, Inc. was deemed superseded by the amended complaint discussed above and counter claims which had been filed by Tom Reichman and David Kagel against Capitol Silver Mines, Inc. were dismissed.

Counter claims filed by Tom Reichman, President of the corporation, and David Kagel, escrow holder for the shareholders who sold the disputed stock, against Brett Salter remain at issue. It is anticipated that in due course, the corporation will likewise file a counter claim against Salter for illegal stock manipulation, naked short selling and entering into a pump and dump scheme which unreasonably depressed the price in the stock of the corporation in the over the counter market.

Also, on September 3, 1999, the board of directors voted to retain legal counsel to defend and to indemnify all board members and officers from any liability resulting from the lawsuit brought against them by Salter or derivatively by Salter on behalf of Capitol Silver Mines, Inc.

The corporation denies that the disputed shares were illegally issued or that they were sold without consideration. Salter previously attempted on an emergency basis to obtain an injunction to prohibit the issuance, sale, transfer or other disposition of the disputed shares and sequester of any proceeds from the sale of those shares but that injunction was denied by the Court on September 14, 1999.

Part II

Item 1. Market Price of and Dividends of the Registrant's Common Equity and Other Stockholder Matters

   The Company has traded publicly on the OTCBB and has approximately over 600 round lot holders of their stock. There has been no dividends declared.

Item 2.  Recent Sales of Unregistered Securities

While there were no recent "sales" of unregistered securities, there were rule 144 securities issued for services and in connection with the purchase of the assets from PSFG. As stated elsewhere in this disclosure statement, PSFG received Five Million (5,000,000) shares of Rule 144 stock for the Amazin Raisin asset. 2,451,900 shares of common stock restricted under rule 144 were issued to Jack Mazin, 2,501,800 shares of common stock restricted under rule 144 were issued to Pacific Standard Financial Group Inc.

Item 3.  Description of Securities

There are 13,173,843 shares of common stock are issued and outstanding.

   The company is authorized to issue Twenty Million (20,000,000) shares of common stock. The company is also authorize to issue Five Million (5,000,000).

Stock was issued as follows:

(i) There were 18,942,150 shares of common stock issued and outstanding as of March 11, 1999, all of which was originally issued under rule 144 and all of which subsequently had its restrictive legend removed. On March 12, 1999, a 50-to-1 reverse split was completed resulting in the total number of issued and outstanding shares of common stock equaling 378,843 shares.

(ii) 2,795,000 shares of stock were issued under rule 504 in April 1999. (On April 5, 1999, 5,000,000 shares of common stock were authorized for issuance under rule 504, of which 2,795,000 have been paid for and issued, with the balance paid for, authorized and not issued. The company expects to issue the balance of the 504 shares by October 31, 1999)

(iii) On or about June 9, 1999, 5,000,000 shares of common stock restricted from treasury stock was issued under rule 144 to Bret Salter in exchange for $4700.00 which was for an option which he subsequently exercised.

(iv) On September 21, 1999, 2,451,900 shares of common stock restricted under rule 144 were issued to Jack Mazin off the continuing obligation owed to by PSFG from the acquisition of the Amazin Raisin asset by PSFG.

(v) On September 22, 1999, 2,501,800 shares of common stock restricted under rule 144 were issued to PSFG to complete the purchase of the assets of that company

Mr. Jack Mazin owns 2,451,900 shares of rule 144 stock for which he sold his share of Amazin Raisins to the Company. PSFG owns 2,501,800 shares of rule 144 stock resultant from the sale of its assets to the Company. This is more than 5% Ownership of Stock.

Mr. Brett Salter owns 5,000,000 shares of rule 144 stock for which he paid $4,166.00 which is more than 5% of Ownership of the Company.

   Under the Company's Articles of Incorporation in Nevada, the aggregate number of shares which the Corporation shall have authority to issue shall consist of 20,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred Stock having a $.001 par value. The Common Stock and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution of resolutions.
Holders of Common Stock or Preferred Stock of the Corporation shall not have any preference, preemptive right or right of subscription to acquire shares of the Corporation authorized, issued, or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued or to be authorized or issued, and convertible into shares of the Corporation, nor to any right of subscription thereto, other than to the extent, if any, the Board of Directors in its sole discretion, may determine from time to time.

Item 4.  Indemnification of Directors and Officers

The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by James E Slayton, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Internet Culinary, Corporation

                           Internet Culinary Corporation
                           (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL STATEMENTS

                                        as at
                                 September 15, 1999

                       TABLE OF CONTENTS

                                                       PAGE
INDEPENDENT AUDITORS' REPORT                            F-1

BALANCE SHEET                                           F-2-3

STATEMENT OF OPERATIONS                                 F-4

STATEMENT OF STOCKHOLDERS' EQUITY                       F-5

STATEMENT OF CASH FLOWS                                 F-6

NOTES TO FINANCIAL STATEMENTS                           F-7

James E. Slayton, CPA
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333

INDEPENDENT AUDITORS' REPORT

Board of Directors                                      September 27, 1999
Internet Culinary Corporation (The Company)

     I have audited the Balance Sheet of Internet Culinary Corporation (A Development Stage Company), fka Capitol Silver Mines, Inc, as of September 30, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 1, 1999 to September 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Internet Culinary Corporation as of December 31, 1998, were audited by other auditors whose report dated April 21, 1999, included a paragraph expressing substantial doubt about the Company's ability to continue as a going concern.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Culinary Corporation, ( A Development State Company), at September 30, 1999, and the results of its operations and cash flows for the period January 1, 1999 to September 30, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt
about its ability to continue as a going concern.   The financial statements
do not include any adjustments that might result from the outcome of this uncertainty. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                           Internet Culinary Corporation
                           (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEET
                                       AS AT


                                                                       (Unaudited)
                                    September 30      December 31      December 31
                                            1999             1998             1997

    ASSETS

CURRENT ASSETS
Cash                                     100.00            23.00           178.00
Prepaid Expenses                           0.00             0.00
                                   -------------    -------------    -------------
Total Current Assets                     100.00            23.00           178.00

PROPERTY AND EQUIPMENT
Property and Equipment
(net of depreciation)              2,500,000.00             0.00
                                   -------------    -------------    -------------
Total Property and Equipment       2,500,000.00             0.00             0.00

OTHER ASSETS
Mining property (Note 1)             454,529.00       454,529.00       454,529.00
Less allowance for
unpatented claims                   (454,529.00)     (454,529.00)     (454,529.00)
                                   -------------    -------------    -------------
Total Other Assets                         0.00             0.00             0.00
                                   -------------    -------------    -------------
TOTAL ASSETS                      $2,500,100.00           $23.00          $178.00
                                   -------------    -------------    -------------
                                   -------------    -------------    -------------


                  See accompanying notes to financial statements
                                       F-2

                           Internet Culinary Corporation
                           (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEET
                                       AS AT


                                                                       (Unaudited)
                                    September 30      December 31      December 31
                                            1999             1998             1997

    LIABILITIES & EQUITY

CURRENT LIABILITES
Accounts Payable                      35,762.00        35,762.00        10,750.00
Demand Notes                         230,444.00             0.00             0.00
                                   -------------    -------------    -------------
Total Current Liabilities            266,206.00        35,762.00        10,750.00

OTHER LIABILITES
Due to Shareholder                         0.00             0.00
                                   -------------    -------------    -------------
Total Other Liabilities                    0.00             0.00
                                   -------------    -------------    -------------
Total Liabilities                    266,206.00        35,762.00        10,750.00

   EQUITY
Common Stock, $0.001 par value,    1,465,180.00     1,444,218.00     1,444,218.00
authorized 20,000,000 shares;
 issued and outstanding at
September 30, 1999,
13,173,844 common shares;
issued and outstanding at
December 31, 1998, 288,844
common shares; issued and
outstanding at December 31,
1997, 288,844 common shares
Additional Paid in Capital         2,419,305.00             0.00
Retained Earnings (Deficit
accumulated during
development stage)                (1,650,591.00)   (1,479,957.00)   (1,454,790.00)
                                   -------------    -------------    -------------
Total Stockholders' Equity         2,233,894.00       (35,739.00)      (10,572.00)

   TOTAL LIABILITIES
     & OWNER'S EQUITY             $2,500,100.00           $23.00          $178.00
                                   -------------    -------------    -------------
                                   -------------    -------------    -------------


                  See accompanying notes to financial statements
                                       F-3

                                      Internet Culinary Corporation
                                      (A DEVELOPMENT STAGE COMPANY)
                                         STATEMENT OF OPERATIONS
                                                FOR PERIOD



                                               (Date of     January 1
                                             Inception)       to                               (Unaudited)
                                        to September 30     September 30      December 31      December 31
                                              1999                  1999             1998             1997

    REVENUE
Services                                           0.00             0.00             0.00             0.00

   COSTS AND EXPENSES
Selling, General and Administrative        1,085,112.00       120,134.00        10,137.00        13,886.00
Office Services                               60,440.00             0.00        15,020.00        15,420.00
Officer and Director's Compensation           50,500.00        50,500.00             0.00             0.00
Write down in mining claims to
     net realizable value                    454,529.00                              0.00       454,529.00
                                           -------------    -------------    -------------    -------------
     Total Costs and Expenses              1,650,581.00       170,634.00        25,157.00       483,835.00
                                           -------------    -------------    -------------    -------------
     Net Ordinary Income or (Loss)
        before taxes                      (1,650,581.00)     (170,634.00)      (25,157.00)     (483,835.00)
                                           -------------    -------------    -------------    -------------
                                           -------------    -------------    -------------    -------------
     Provision for Income Tax                     10.00             0.00            10.00             0.00
                                           -------------    -------------    -------------    -------------
     Net Ordinary Income or (Loss)
     after taxes                          (1,650,591.00)     (170,634.00)      (25,167.00)     (483,835.00)
                                           -------------    -------------    -------------    -------------
                                           -------------    -------------    -------------    -------------


Weighted average number of common
   shares outstanding                         3,689,375        3,689,375          288,844          288,844

Net Loss Per Share                               ($0.45)          ($0.05)          ($0.09)          ($1.68)


                             See accompanying notes to financial statements

                                     Internet Culinary Corporation
                                     (A Development Stage Company)
                             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                              FOR PERIOD
                        May 16, 1967 (Date of Inception) to September 30, 1999


                                                                                                   Deficit
                                                                                               accumulated
                                                                               Additional           during            Total
                                           Common Stock                           paid-in      development    Stockholder's
                                                 Shares           Amount          capital            stage           Equity
                                           -------------    -------------    -------------    -------------    -------------


Balances as at December 31, 1996                288,844     1,444,218.00                       (970,955.00)      473,263.00
                                           -------------    -------------    -------------    -------------    -------------
Net Loss
Year ended December 31, 1997                                                                   (483,835.00)     (483,835.00)
                                           -------------    -------------    -------------    -------------    -------------
Balances as at December 31, 1997                288,844     1,444,218.00             0.00                        (10,572.00)
Net Loss Year ended December 31, 1998                                                           (25,167.00)      (25,167.00)
                                           -------------    -------------    -------------    -------------    -------------
Balances as at December 31, 1998                288,844     1,444,218.00             0.00    (1,479,957.00)      (35,739.00)
March 1, 1999 Issued for legal services          90,000         9,000.00                                           9,000.00
April 6, 1999 Issued for cash                 2,795,000         2,795.00                                           2,795.00
April 6, 1999 Received cash-shares unissued                         0.00         2,205.00                          2,205.00
May 27, 1999 Issued for cash                  5,000,000         4,167.00                0                          4,167.00
September 9, 1999 Issued in asset
   purchase agreement-restricted
   shares                                     5,000,000         5,000.00     2,417,100.00                      2,422,100.00
Net loss January 1, 1999 to
   September 30, 1999                                                                          (170,634.00)     (170,634.00)
                                           -------------    -------------    -------------    -------------    -------------
Balances as at September 30, 1999            13,173,844    $1,465,180.00    $2,419,305.00   ($1,650,591.00)   $2,233,894.00
                                           -------------    -------------    -------------    -------------    -------------
                                           -------------    -------------    -------------    -------------    -------------



                                See accompanying notes to financial statements
                                                      F-5

                                      Internet Culinary Corporation
                                      (A DEVELOPMENT STAGE COMPANY)
                                         STATEMENT OF CASH FLOWS
                                                FOR PERIOD


                                               (Date of     January 1,
                                             Inception)     1999 to                            (Unaudited)
                                        to September 30     September 30      December 31      December 31
                                              1999                  1999             1998             1997

CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers                    0.00             0.00             0.00             0.00
   Cash paid to suppliers and employees    1,198,757.00       161,534.00        25,167.00        91,272.00

      Cash disbursed for Operating
        Activities                         1,198,757.00       161,534.00        25,167.00        91,065.00
                                           -------------    -------------    -------------    -------------
      Net cash flow provided by           (1,198,757.00)     (161,534.00)      (25,167.00)      (91,065.00)
        operating activities
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of fixed assets                        0.00             0.00             0.00             0.00
                                           -------------    -------------    -------------    -------------
      Net cash used by investing activities       (0.00)           (0.00)           (0.00)           (0.00)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                  1,010,651.00         9,167.00             0.00        80,700.00
Advances from shareholders                    35,762.00                         25,012.00        10,750.00
Demand Note                                  152,444.00       152,444.00             0.00             0.00
                                           -------------    -------------    -------------    -------------
Net cash provided by financing             1,198,857.00       161,611.00        25,012.00        91,450.00
  activities

     Balances as at beginning of period            0.00            23.00           178.00           207.00
     Net increase (decrease) in cash             100.00            77.00)         (155.00)          385.00
     Balances as at end of period                100.00           100.00            23.00          (178.00)


                             See accompanying notes to financial statements
                                                  F-6

                Internet Culinary Corporation
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized May 16, 1967(Date of Inception) under the laws of the State of Idaho as Capitol Silver Mines, Inc. (The Company) and is authorized to issue 20,000,000 shares of $.001 par common stock. The Company changed its state of incorporation and changed its name to Internet Culinary Corporation (The Company) in September, 1999. The Company has had limited operations and in accordance with SFAS #7, the Company is considered a development stage company.

     The Company acquired 10 unpatented mining claims as part of the Company's organization in 1967. The claims were recorded at the Company's par value of $.10 per share in the amount of $454,529.00. The fair value of the stock and the mining claims was zero at December 31, 1997, accordingly, these claims were written down to net realizable value in the year ended December 31, 1997.

     The Company had 288,844 shares of its common stock issued and outstanding on December 31, 1998. The shareholder's equity section and the footnotes reflects a 50 to 1 reverse split in April of 1999.

     On March 1, 1999, the Company issued 90,000 shares of its common stock in exchange for legal services.

     On April 6, 1999, the Company pursuant to Rule 504 was authorized to issue 5,000,000 shares of its common stock, of which 2,795,000 shares have been issued for cash of $2,795.00.

     On May 27, 1999, the Company received $4,166.50 for 5,000,000 shares of restricted stock.

     On September 9, 1999, the Company completed a purchase of certain tangible personal property( such as machinery, equipment, inventories of raw materials and supplies, manufactured and purchased parts, goods in process and finished goods, furniture, automobiles, trucks, tractors, trailers, tools, jigs, and dies), for 5,000,000 shares of its $.001 par value common stock and an agreement that $450,000.00 of new capital be infused into the Company and an asset based loan in the amount of $350,000.00 be obtained. This requirement will be met by the line of credit mentioned in note 3. The first distribution from the line of credit is planned for the first quarter of the year 2000. The Company plans to utilize this equipment in operations to be based in Atheville, Canada.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting polices and procedures have not been determined except as follows:

     1.  The Company uses the accrual method of accounting.

                Internet Culinary Corporation
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES(continued)

     2. Basic earnings per share are computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     4. The Company's Statement of Cash Flows is reported utilizing cash(currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

     5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation. No depreciation has been recorded at this time as there has not been a full months operations or ownership of the equipment.

     6. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. The Company's marginal tax rate is 0, and its effective tax rate is 0.

     7.  The Company has net operating losses which expire

             $970,955.00 in the year 2012
              483,835.00 in the year 2013
               25,167.00 in the year 2014

     The Company believes that these benefits will be less than likely be utilized and therefore did reduced any deferred tax benefits to zero or its recoverable amount. Any benefits to the Company would be considered noncurrent.

     8.  The Company records its inventory at cost.

     9. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

                Internet Culinary Corporation
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the
normal course of business.   The Province of New Brunswick has agreed up to
provide a $2,000,000 working capital line of credit in Canadian Dollars to fund the company's growth. The line of credit with a three year term at 1/2% over the Canadian Prime. There are no payments scheduled for the years 2000, 2001 or 2002 at this time. The first distribution of funds, approximately $200,000.00, will be utilized to procure a fresh line of samples, inventory, labor costs and other working capital needs. The balance of the line of credit will be utilized for the company's long term expansion.

NOTE 4 - RELATED PARTY TRANSACTION

     The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the
resolution of such conflicts.   There have not been any payments made to
related parties.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - DEBT

     American Auditors, LLC paid operational expenses in the amount of $78,000 for the Company during the period January 1, 1999 to April 30, 1999. A demand note in this amount was issued at 14% interest payable on or before
January 1, 2000.    In addition, American Auditors, LLC, has advanced the
Company $152,444 for operational expenses from the period May 1, 1999 to September 15, 1999 as the firm incurred operational expenses. The Company has issued a demand note in this amount at 14% interest payable on or before January 1, 2000.

     There was accounts payable due to a significant stockholder in the amount of $30,862.00. There has been no payment to this stockholder or other related parties during the audit periods.

                Internet Culinary Corporation
                (A Development Stage Company)
                NOTES TO FINANCIAL STATEMENTS

NOTE 7 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

Item 2. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

   There was a change in accountants when the prior accountant, Mr. Semmons voluntarily removed himself to allow an accountant with more experience to complete the certified audit.

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Culinary Corporation
                                    (Registrant)

Date: January 5, 2000            BY:  /s/ Tom Reichman
                                --------------------------
                                 Tom Reichman, President

Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------
3.1          Article of Incorporation
3.2          By Laws
10           Agreement and Plan of Merger
16           Letter on change in certifying accountant

Item 2.  Description of Exhibits